                                        ----------------------------------------
                                                       OMB APPROVAL
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                                        OMB NUMBER                     3235-0145
                                        EXPIRES:               DECEMBER 31, 1997
                                        ESTIMATED AVERAGE BURDEN
                                        HOURS PER FORM.....................14.90
                                        ----------------------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                     BUTTREY FOOD AND DRUG STORES COMPANY
-------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 par value
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  124234-10-5
                   ----------------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

-----------------------                                  ---------------------
 CUSIP NO. 124234-10-5            SCHEDULE 13G             PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Buttrey Company Retirement Estates
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Not applicable

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            347,036

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             117,379

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          229,657
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      347,036

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10                                                                         [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.02%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      EP

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 5 pages

-----------------------                                  ---------------------
 CUSIP NO. 124234-10-5            SCHEDULE 13G             PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------


ITEM 1.

          (a)  Name of Issuer

               Buttrey Food & Drug Stores Company (the "Company")

          (b)  Address of Issuer's Principal Executive Offices

               601 6th Street, S.W.
               Great Falls, Montana 59404

ITEM 2.

          (a)  Name of Person Filing

               Buttrey Company Retirement Estates (the "Plan")

          (b)  Address of Principal Business Office

               601 6th Street, S.W.
               Great Falls, Montana 59404

          (c)  Citizenship

               Not applicable

          (d)  Title of Class of Securities

               This filing is made in regard to the Common Stock, par value $0.01 per share, of Buttrey Food and Drug Stores Company (the "Buttrey Common Stock").

          (e)  CUSIP Number

               124234-10-5

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [_]   Broker or Dealer registered under Section 15 of the Act

          (b)  [_]   Bank as defined in section 3(a)(6) of the Act

          (c)  [_]   Insurance Company as defined in section 3(a)(19) of the Act

          (d)  [_]   Investment Company registered under section 8 of the
                     Investment Company Act

          (e)  [_]   Investment Adviser registered under section 203 of the
                     Investment Advisers Act of 1940

          (f)  [X]   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

          (g)  [_]   Parent Holding Company, in accordance with (S)240.13d-
                     1(b)(ii)(G) (Note: See Item 7)

          (h)  [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

          (a)  Amount Beneficially Owned

               347,036

                               Page 3 of 5 pages

-----------------------                                  ---------------------
 CUSIP NO. 124234-10-5            SCHEDULE 13G             PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------

          (b)  Percent of Class

               4.02%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote

                     347,036/1/

               (ii)  shared power to vote or to direct the vote

                     -0-

               (iii) sole power to dispose or to direct the disposition of

                     117,379/2/


               (iv)  shared power to dispose or to direct the disposition of

                     229,657/2/


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

          Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          The filing person maintains a trust which holds shares of Buttrey Common Stock for the benefit of current and certain former employees of the Company who are participants in the Plan. Participants in the Plan have the right, pursuant to the terms of the Plan, to the proceeds of the sale of shares of Buttrey Common Stock held by the Plan. All shares of Buttrey Common Stock obtained for the account of the Plan are held by the trustee that administers the Plan, Putnam Fiduciary Trust Company (the "Trustee"). In addition, any cash received by the Trustee, e.g., sale proceeds or dividends, shall be transferred to the Plan generally.

------------------------
     /1/As directed by the Buttrey Company Employee Benefit Plans Committee (the "Committee"), the Trustee (as defined in Item 6) has the authority and power to vote the Buttrey Common Stock, or otherwise consent to or request any action on the part of the Company in person or by proxy, and the Committee shall direct the Trustee as to the voting (or exercise of any other right) of the shares of Buttrey Common Stock held by the Plan.

     /2/In general, the Committee has the sole power to direct the Trustee as to the disposition of shares of Buttrey Common Stock that were contributed to the Plan by the Company. On the other hand, the participants in the Plan are entitled to direct the Trustee with respect to the disposition of shares of Buttrey Common Stock that were purchased with cash contributions made by the Company or purchased with cash contributions made by participants. Notwithstanding the foregoing, in the event of any offer (including but not limited to a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), for shares of Buttrey Common Stock, the Trustee may, at the direction of the Committee, determine to accept or reject the offer or to tender or not tender all shares of Buttrey Common Stock credited to the accounts of the Plan's participants.

                               Page 4 of 5 pages

-----------------------                                  ---------------------
 CUSIP NO. 124234-10-5            SCHEDULE 13G             PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          The filing of this statement shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any of the Buttrey Common Stock covered by this statement.


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      BUTTREY COMPANY RETIREMENT ESTATES

                                      February 13, 1997
                                      ----------------------------------------
                                                        Date

                                              /s/ Wayne S. Peterson
                                      ----------------------------------------
                                                      Signature

                                                  Wayne S. Peterson
                                      Vice President, Chief Financial Officer
                                      and Secretary of Buttrey Food and Drug
                                      Stores Company and Member of the Plan
                                      Administrative Committee Buttrey Company
                                      Retirement Estates
                                      ----------------------------------------
                                                      Name/Title


 ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                   CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                               Page 5 of 5 pages